ARS

BROADVIEW INSTITUTE, INC

2007

Annual Report

UTAH
CAREER COLLEGE

CORPORATE PROFILE

Broadview Institute, founded in 1969, is engaged in two business segments, Education and Media Production.

Education is conducted through Broadview Institute's wholly owned subsidiary d/b/a Utah Career College (UCC) with campuses in West Jordan and Layton, Utah, suburbs of Salt Lake City. UCC is accredited to award diplomas, Associate of Applied Science Degrees, and Bachelor of Science Degrees, and offers a variety of business and health science programs. The primary market for UCC includes applicants from the Greater Salt Lake City area.

Media Production has a media production facility in Minneapolis which provides production and creative services, including studio and production equipment rental.

COMPANY WEB SITE:

WWW.BROADVIEWINSTITUTE.COM

To the Shareholders of Broadview Institute, Inc.

Fiscal year 2007 was a year of significant change for Broadview Institute which produced both positive operating results for the first time in seven years and provides opportunity for growth in Education for years to come. In January, we opened our new Utah Career College (UCC) campus location in Layton, Utah. The Layton community has been very receptive to the new school and was a great way to start the year. In March, our first cohart class of Associate in Applied Science Degree in Nursing graduated and are working in some of Salt Lake City's finest hospitals and clinics. We have plans to continue to offer new and exciting programs to help fill the employment needs in Utah. In addition, we closed our Chicago Media Production facility which was not profitable. Our Minneapolis Media Production facility has been downsized, and will continue to provide production services for television commercials, studio rental, production equipment rental and communication products.

Revenues from Education increased to $8.7 million compared to the prior year of $6.6 million, a 31% increase. Education operating income contributed $1.3 million compared to $.5 million from last year. Overall current student enrollment at UCC of 738 compares to last year's enrollment of 641. For the year, we showed net income of $186,390 on revenues of $9,159,804, compared to a net loss of $544,305 on revenues of $8,087,489 in fiscal 2006. Operating income from continuing operations, which excludes the Chicago discontinued operation, increased to $984,542 compared to last year's loss of $242,617.

Our strategic relationship with the Minnesota School of Business continues to provide valuable support. We continue to develop new marketing programs, including our High School Advantage program which allows graduating high school seniors the opportunity to receive college credits under a scholarship while still in the final year of high school. We also offer innovative ways for students to finance their education including various options for financial aid and scholarship programs. Flexible scheduling allows our students the opportunity to learn and earn at the same time.

We are excited to announce that our Board member Larry Zipkin has accepted the position of Chief Operating Officer at our June Board meeting. Larry is replacing Mark "Red" White as our Chief Operating Office, Mark resigned effective as of our June Board meeting. Larry's background in investment banking and securities markets will provide us with the expertise needed for our continued growth in the Education business. Larry's help during the closing of the Chicago facility proved invaluable.

We are fortunate to have strong Board members; Dick Letsche, Bob Kramarczuk and Larry Zipkin. Tom Tucker will not run for reelection to the Board. I want to thank Tom for his many years of service and valuable expertise.

I also would like to introduce Norm Winer who was elected to the Board at our June meeting. Norm brings a wealth of experience and a very successful business career in the financial services industry. We are excited to have Norm as a member of our Board and look forward to his input as we pursue our growth plans and consider new opportunities for the company.

The stock price of the company continues to fluctuate; however, we believe our vision for growth in education will produce long-term rewards, including increased shareholder value. I want to thank all our employees, both old and new for their ongoing professional effort to serve our customers and students.

To all of our shareholders, I would like to thank you for your continued support. I want to reiterate our commitment to growth and excellence in education. I look forward to meeting many of you at our July 11th shareholder meeting. The meeting will be held at the new state-of-the-art Globe University campus located in Woodbury, Minnesota. The entire team at Broadview Institute is committed to providing increased value to all the shareholders of the Company in the future.

Terry Myhre
Chairman and CEO
June 14, 2007

BROADVIEW INSTITUTE, INC. AND SUBSIDIARIES

FINANCIAL REVIEW (RESTATED*)

HIGHLIGHTS	Years Ended March 31, 2007	2006	2005
Revenues	$ 9,159,804	$ 8,087,489	$ 6,720,217
Operating Income (Loss)	962,287	(183,817)	(706,368)
Operating Income (Loss) %	11%	(2)%	(11)%
Discontinued Operations Income (Loss)	(769,055)	(259,341)	439,265
Net Income (Loss)	164,135	(485,505)	(534,968)
Income (Loss) Per Common:			
Basic	0.02	(0.06)	(0.07)
Diluted	0.02	(0.07)	(0.07)
Capital Expenditures	371,633	612,783	109,857
Net Cash Provided (Used) by Operating Activities – Continuing Operations	1,186,942	468,603	143,333

QUARTERLY OPERATING RESULTS (UNAUDITED)	Quarter Ended June 30	September 30	December 31	March 31
Year Ended March 31, 2007:				
Revenues	$2,288,916	$ 1,963,262	$ 2,519,249	$2,388,377
Operating Income (Loss)	328,968	70,156	455,499	107,664
Discontinued Operations Income (Loss)	(120,716)	(133,569)	(547,888)	33,118
Net Income (Loss)	189,991	(74,168)	(93,943)	142,255
Income (Loss) Per Common Share:				
Basic	0.02	(0.01)	(0.01)	0.02
Diluted	0.02	(0.01)	(0.01)	0.02
Year Ended March 31, 2006:				
Revenues	$ 1,848,185	$ 2,137,346	$ 2,143,075	$ 1,958,883
Operating Income (Loss)	(363,869)	(94,638)	195,341	79,349
Discontinued Operations (Loss)	(14,801)	(17,832)	(100,052)	(126,656)
Net Income (Loss)	(395,373)	(135,211)	109,997	(64,918)
Income (Loss) Per Common Share:				
Basic	(0.05)	(0.02)	0.01	(0.01)
Diluted	(0.05)	(0.02)	0.01	(0.01)

* The financial information for the years ended March 31, 2006 and 2005 and quarterly periods ended March 31, 2007 and 2006 have been restated to reflect the Company's Chicago Media Production division as a discontinued operation.

For operating results for the first 3 quarters in fiscal year ended March 31, 2007, refer to the quarterly Form 10-QSB filings. During the fourth quarter 2007, increased expenses relating to the Layton campus opening reduced operating income.

For operating results for the first 3 quarters in fiscal year ended March 31, 2006, refer to the quarterly Form 10-QSB filings. During the fourth quarter 2006, increased tuition revenues were offset by lower sales in television show production. The operating loss in the fourth quarter 2006 resulted from lower revenues and increased selling, general and administrative expense due to higher salary and marketing expense in Education.

MARKET PRICES	Year Ended March 31 2007 High	2007 Low	2006 High	2006 Low
Quarter Ended:				
June 30	$2.60	$1.80	$6.75	$3.00
September 30	2.60	1.40	6.30	3.40
December 31	2.50	1.50	3.75	2.25
March 31	2.20	1.70	3.30	2.20

The Company's Common Stock is currently traded on the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. OTC Bulletin Board under the symbol BVII. The table above sets forth published quotations for the Company's Common Stock reflect the inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The Company has not paid dividends since fiscal 1991. The number of record holders of the Company's Common Stock as of March 31, 2007 was approximately 700.

SELECTED CONSOLIDATED FINANCIAL DATA (RESTATED*)

	Year Ended March 31,				
STATEMENT OF OPERATIONS DATA	**2007**	**2006**	**2005**	**2004**	**2003**
Revenues	$9,159,804	$ 8,087,489	$6,720,217	$7,063,683	$6,502,192
Operating Expenses	8,197,517	8,271,306	7,426,585	7,210,040	6,479,273
Operating Income (Loss)	962,287	(183,817)	(706,368)	(146,357)	22,919
Other Income (Expense):					
Interest expense	(60,496)	(88,293)	(60,279)	(37,507)	(45,082)
Miscellaneous	31,399	-	-	9,373	14,954
Total Other Expense, net	(29,097)	(88,293)	(60,279)	(28,134)	(30,128)
Continuing Operating Income (Loss)	$ 933,190	$ (272,110)	$ (766,647)	$ (174,491)	$ (7,209)
Income Tax (Expense) Benefit	-	45,946	(207,586)	(122,013)	(123,670)
Discontinued Operations Income (Loss)	(769,055)	(259,341)	439,265	81,511	(32,989)
Net Loss	$ 164,135	$ (485,505)	$ (534,968)	$ (214,993)	$ (163,868)

INCOME (LOSS) PER COMMON SHARE

Income (Loss) Per Common:					
Basic	$ 0.02	$ (0.07)	$ (0.07)	$ (0.03)	$ (0.02)
Diluted	$ 0.02	$ (0.07)	$ (0.07)	$ (0.03)	$ (0.02)

BALANCE SHEET DATA

Total Assets	$3,320,813	$3,652,438	$3,466,458	$2,934,138	$3,055,696
Property and Equipment, net	1,403,350	1,335,153	684,382	608,338	879,237
Stockholders' Equity	2,621,523	2,457,388	2,455,393	1,340,201	1,530,271
Common Shares Outstanding	8,108,252	7,747,942	7,720,747	7,303,747	7,200,379
Term Obligations:					
Current maturities	143,855	213,847	130,853	737,500	225,948
Long-term maturities	51,445	475,891	437,106	-	112,500
Total term obligations	$ 195,310	$ 689,738	$ 567,959	$ 737,500	$ 338,448

* The financial information for periods prior to 2007 have been restated to reflect the Company's Chicago Media division as a discontinued operation.

The preceding presentation of financial highlights, quarterly operating results, and selected consolidated financial data for the years 2004 and 2003 includes the combined operations of Media Production for fiscal year ended March 31, and Utah Career College (UCC) for fiscal year ended May 31, which was the fiscal year end of C Square Educational Enterprises. The financial information for 2007, 2006 and 2005 includes UCC based on a March 31 year end.

The preceding selected financial data should be read in conjunction with our consolidated financial statements including the accompanying notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Critical Accounting Policies:
Significant accounting policies are described in Note 1 to the consolidated financial statements. Some of the most critical accounting policies include:

Revenue Recognition
For Education, tuition, lab fees, and related course materials, revenues are recognized when earned as the course progresses. Receivables represent unpaid tuition revenue at the end of the reporting period. Part of the revenue reported by UCC is revenue that relates to funds received from Title IV funds for students' financial aid as well as funds received from other financial aid sources, including Myhre Investments, LLC, an entity owned by our largest shareholder, Chairman and Chief Executive Officer (Mr. Myhre). Myhre Investments, LLC had $839,480 and $327,377 in loans outstanding to UCC students at March 31, 2007 and 2006, respectively.

For Media Production, revenue on long-term contracts is recognized on the percentage of completion method of accounting, utilizing measurements of progress towards completion for work performed. Progress is generally based on physical progress of the various components in a production contract budget. There are inherent uncertainties in estimating progress and percentage completed. Management considers production progress to be the best measure of revenue earned on its contracts. As of March 31, 2007, there are no long-term contracts in process. Revenues on other Media Production activities are recognized upon completion of the individual projects.

Receivables
Receivables consist of trade receivables for Media Production and from student receivables for Education.

The Company's allowance for doubtful accounts includes specific identification of estimated uncollectible accounts based on aging and subsequent collection activity. Customer invoices beyond contractual due dates are identified and written off against the allowance only after collection efforts are exhausted. The Company does not require receivables to be collateralized.

The Company also grants credit to students in the normal course of business, but generally does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations. The Company maintains allowances for potential credit losses which, when realized, have generally been within management expectations.

Inventory
Inventory consists primarily of textbooks, educational materials on electronic media, electronic kits and supplies and is stated at the lower of cost or market, based on the first-in, first-out method.

Goodwill
Goodwill represents the excess purchase price over the appraised value of the portion of identifiable assets not under common control that were acquired from UCC. Goodwill is not amortized but is reviewed annually for impairment. The Company does not believe goodwill is impaired at March 31, 2007.

Results of Operations:

Year ended March 31, 2007 Compared to Year ended March 31, 2006
Consolidated revenues for the year ended March 31, 2007 of $9,159,804 compare to consolidated revenues of $8,087,489 in FY06. The 13.3% increase in overall revenues from FY06 to FY07 is illustrated as follows:

Business Segment	FY 2007		FY 2006		Increase (Decrease)
Education	$ 8,717,468	95.2%	$ 6,645,600	82.2%	$2,071,868
Media Production	442,336	4.8%	1,441,889	17.8%	(999,553)
Total	$ 9,159,804	100.0%	$ 8,087,489	100.0%	$1,072,315

The increase in revenues for the year ended March 31, 2007 was attributed to increased tuition revenue at UCC, offset by reduced Media Production revenues due mostly to entertainment customers, including *Jacks is Wild*, whose production was stopped in January 2006 prior to publication by the network. Media Production is no longer producing television productions or its education products. The Media Production segment does not have any employees. All of the work performed by our Media Production segment is performed by contractors. As such, the Company is not actively marketing the Media Production business. Media Production is relying on business from existing customers that are on a project-by-project basis. Past services provided by Media Production included production of television shows, communication products and educational products. Currently, Media Production is providing services that include production of television commercials, studio rental, equipment rental and communication products. Our Media Production segment no longer produces educational products. In addition to the discontinuance of entertainment customers, Media Production's decreased revenue in the year ended March 31, 2007 relates to the elimination of its education products and also reflects that the segment is no longer actively marketing its services and product offerings.

Educational services and facilities expenses for the years ended March 31, 2007 and 2006, totaled $5,613,228 and $4,487,634, respectively. The $1,125,594 (25.1%) increase was primarily due to increased salaries, benefits, and rent expense reflecting increased enrollment, expanded programs offered and the opening of the Layton campus in January 2007.

The related expense for Media Production's products and services sold for the years ended March 31, 2007 and 2006, totaled $352,451 and $1,311,553, respectively. The $959,102 (73.1%) decrease was primarily due to discontinuance of entertainment customers and eliminated personnel positions. Costs of Media Production products and services sold include direct labor associated with Media Production, including payroll and related benefits, freelance employees, maintenance, and depreciation on equipment used in production.

Selling, general and administrative expenses for the years ended March 31, 2007 and 2006, totaled $2,231,838 and $2,365,657, respectively. The $133,819 (5.7%) decrease was primarily due to reduced insurance and salaries in Media Production.

The $106,462 acquisition costs in 2006 related entirely to the acquisition of UCC on July 1, 2005.

Operating income and loss is the primary measure used by upper management in allocating resources to segments and assessing segment performance. Operating income for the year ended March 31, 2007 $962,287 compared to a loss of $183,817 for the year ended March 31, 2006. Operating income increased $1,146,104. Media Production products and services operating loss for the years ended March 31, 2007 and 2006 totaled $294,253 and $762,348, respectively. The $468,079 (61.4%) decreased loss is attributable to the reduced sales volume. Education operating income for the years ended March 31, 2007 and 2006 totaled $1,256,556 and $578,531, respectively. The increase of $678,025 (117.2%) reflects the increased tuition revenue offset by the related higher educational services expenses.

Interest expense was $60,496 and $88,293 for the years ended March 31, 2007 and 2006 respectively. The decrease of $27,797, or (31.5%), reflects decreased borrowings including term loans, line of credit and capital leases. Specifically, the term loans provided working capital for operations as does the line of credit, and the capital leases are for production equipment and computers.

Discontinued operation loss was $769,055 and $259,341 for the years ended March 31, 2007 and 2006, respectively. The increase of $509,714 reflects the shutdown of Media Production's Chicago facility including $310,000 for the termination of the Chicago facility lease and expenses related to the closedown of the facility in November 2006.

The Company had deferred tax assets of $2,030,000 at March 31, 2007 and $2,118,000 at March 31, 2006, respectively. Management has recorded a valuation allowance of $2,030,000 at March 31, 2007 and $2,118,000 at March 31, 2006 on the deferred tax assets. In the future, management may, based on expected earnings trends, reduce the valuation allowance, which will allow for the benefits of the deferred tax assets to be recognized. Currently, the Company has net operating loss carry forwards of approximately $4,300,000. Internal Revenue Code Section 382 ("Section 382") limits the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. We believe that the ownership changes of the Company in the recent years trigger the application of Section 382 limitations. The Company has completed its analysis under Section 382. Due to the uncertainty of realization of these benefits, the Company has fully reserved the remaining loss carry forwards.

Year ended March 31, 2006 Compared to Year ended March 31, 2005

Consolidated revenues for the year ended March 31, 2006 of $8,087,489 compare to consolidated revenues of $6,720,217 in FY05. The 20.3% increase in overall revenues from FY05 to FY06 is illustrated as follows:

Business Segment	FY 2006		FY 2005		Increase (Decrease)
Education	$ 6,645,600	82.2%	$ 5,893,394	87.7%	$ 752,206
Media Production	1,441,889	17.8%	826,823	12.3%	615,066
Total	$ 8,087,489	100.0%	$ 6,720,217	100.0%	$1,367,272

The increase in revenues for the year ended March 31, 2006 was largely attributed to increased tuition revenue at UCC, offset by reduced Media Production revenues due mostly to entertainment, specifically *Jacks is Wild*, whose production was stopped in January 2006 prior to publication by the network.

Educational services and facilities expenses for the years ended March 31, 2006 and 2005, totaled $4,487,634 and $3,394,315, respectively. The $1,093,319 (32.2%) increase was primarily due to increased salaries, benefits, and rent expense reflecting increased enrollment and expanded programs offered.

The related expense for Media Production's products and services sold for the years ended March 31, 2006 and 2005, totaled $1,311,553 and $1,152,839, respectively. The $158,714 (13.8%) increase was primarily due to increased revenues and greater use of freelance employees on a project basis somewhat offset by eliminated personnel positions. Costs of Media Production products and services sold include direct labor associated with Media Production, including payroll and related benefits, freelance employees, maintenance, and depreciation on equipment used in production.

Selling, general and administrative expenses for the years ended March 31, 2006 and 2005, totaled $2,365,657 and $2,879,431, respectively. The $513,774 (17.8%) decrease was primarily due to reduced business development in media production and reduced UCC management fees expense of $660,000 to Minnesota School of Business, a related party, offset by increased marketing and salary expense of $170,331.

The $106,462 acquisition costs in 2006 related entirely to the acquisition of UCC on July 1, 2005.

Operating income and loss is the primary measure used by upper management in allocating resources to segments and assessing segment performance. Operating loss for the years ended March 31, 2006 and 2005 totaled $183,817 and $706,368, respectively. The operating loss decreased by $522,551 (74.0%). Media Production products and services operating loss for the years ended March 31, 2006 and 2005 totaled $762,348 and $1,136,343, respectively. The $373,995 (32.9%) decreased loss is attributable to the increased sales volume and the acquisition costs of UCC. Education operating income for the years ended March 31, 2006 and 2005 totaled $578,531 and $429,975, respectively. The increase of $148,556 (34.5%) reflects the increased tuition revenue offset by the related higher educational services expenses.

Interest expense was $88,293 and $60,279 for the years ended March 31, 2006 and 2005 respectively. The increase of $28,014, or 46.5%, reflects increased borrowings including term loans, line of credit and capital leases. Specifically, the term loans provided working capital for operations as does the line of credit, and the capital leases are for production equipment and computers.

Discontinued operation loss of $259,341 compares to income of $439,265 for the years ended March 31, 2006 and 2005, respectively. The decrease of $698,606 reflects the reduced revenues, primarily in entertainment at the Chicago facility due to the non renewal of the HGTV series New Spaces.

The Company had deferred tax assets of $2,118,000 at March 31, 2006 and $1,906,000 at March 31, 2005, respectively. Management has recorded a valuation allowance of $2,118,000 at March 31, 2006 and $1,906,000 at March 31, 2005 on the deferred tax assets. In the future, management may, based on expected earnings trends, reduce the valuation allowance, which will allow for the benefits of the deferred tax assets to be recognized. Internal Revenue Code Section 382 ("Section 382") limits the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. We believe that the ownership changes of the Company in the recent years trigger the application of Section 382 limitations. The Company has completed its analysis under Section 382. Due to the uncertainty of realization of these benefits, the Company has fully reserved the remaining loss carryforwards.

Liquidity and Capital Requirements:

In FY07, net income of $164,135 increased stockholders' equity from $2,457,388 at March 31, 2006 to $2,621,523 at March 31, 2007.

As of March 31, 2007, the Company had a $300,000 bank working capital line of credit, and there were no outstanding borrowings under this line of credit. At March 31, 2006, the Company had no outstanding borrowings under a similar bank line of credit.

The Company had a $1,000,000 unsecured line of credit with the Company's current Chairman and CEO at an annual interest rate of 5.5% and expiring December 31, 2006. On June 28, 2006, the Company reduced the line to $500,000 and extended the term through April 30, 2007, at which time it expired. As of March 31, 2007, there were no borrowings on this line of credit. During 2006, the CEO advanced $150,000 on this line, which was repaid in the same year.

Management believes that inflation will not have a significant impact on the Company's business.

Management believes the actions taken during FY07, including the acquisition of C Square Educational Enterprises in July 2005, will enable the Company to fulfill its obligations in the normal course of business through its FY08. The Company continues to transition its emphasis from Media Production to Education.

Cash Generation and Deployment:

In FY07, $1,186,942 of cash was provided by operating activities, the major components of which were the operating income of $933,190, depreciation of $303,436, deferred rent $78,255 and reduced other assets of $92,144 and increased accrued payables and accrued liabilities of $39,509, offset by increased receivables of $259,592. Capital expenditures for property and equipment were $371,633 in FY07 compared to $612,783 in FY06. Discontinued operations used $119,916 in FY07 compared to $350,349 used in FY06 primarily from the collection of outstanding receivables.

In FY07, the Company utilized $596,143 to reduce long-term and related-party debt.

In total, cash balances increased by $99,250 during FY07.

On July 1, 2005, Broadview Institute, Inc. completed the acquisition of C Square Educational Enterprises (UCC) whereby Broadview Institute issued 5,000,000 common shares in exchange for all of the outstanding shares of UCC. The acquisition was accounted for as a merger of an entity under common control since the largest shareholder and CEO of Broadview Institute and UCC had controlling interest in both companies. The financial statements for all periods prior to July 1, 2005 have been combined and restated in a manner similar to a pooling of interests to reflect the acquisition as if it had occurred on April 1, 2004.

In May 2004, the Company entered into a strategic relationship with MSB, a company owned by the Company's Chairman and CEO, to offer digital video courses at one of the Company's Minneapolis facilities. Under the terms of our ongoing relationship with MSB, we provide equipment, facilities and technicians for technical support to allow MSB to offer digital, video-based courses. Our agreement with MSB is terminable by either party upon reasonable notice. The digital-video-based courses offered by

MSB are intended to provide students instruction in an apprenticeship environment within a for-profit business. Some of the courses, as part of the Associate in Applied Science Degree Program-Digital Video and Media Production, that MSB offers are video production, camera operations, sound for video, video after effects, video lighting and sound, and video editing. The payment terms under our agreement with MSB include a quarterly charge per student at rates which the Company would receive in an arm's length transaction. In the years ended March 31, 2007 and 2006, in exchange for providing the equipment, facilities and technician support for MSB's offering of digital, video-based courses, the Company billed MSB $81,000 and $73,000, respectively. The services were billed at rates consistent with similar independent customers. The revenue received under our agreement with MSB for its video-based courses were less than 2% of total revenues for the years ended March 31, 2007 and 2006, respectively.

The Company also utilizes administrative, accounting and consulting services provided by MSB. Some of the services provided by MSB under this arrangement include information technology software support, finance and accounting services, human resources support, CEO services, student financial aid consulting and curriculum consulting. This arrangement for administrative, accounting and consulting services with MSB may be terminated by either party upon reasonable notice to the other. In the years ended March 31, 2007 and 2006, in exchange for the receipt of such services from MSB, the Company expensed $240,000 each year.

Also, the Company produces video products for MSB. We produce videos that are commercials promoting MSB as an educational organization offering numerous courses of study, including digital video and film production, and we also produce videos used by MSB as teaching tools. We first began producing video products for MSB in fiscal year 2004. We price our services under this arrangement with MSB on a time and materials basis and we charge a flat fee to MSB at rates which the Company would receive in an arm's length transaction. This arrangement is done on an order-by-order basis and there is no requirement that MSB continue to utilize Media Production for production of these video products. In the years ended March 31, 2007 and 2006, we billed MSB $106,000 and $19,000, respectively, for producing such video products. The revenues received from these video production services were less than 2% for the years ended March 31, 2007 and 2006, respectively.

Mr. Myhre became Chairman and CEO of the Company in January 2004, and increased his stock and warrant holdings in the Company in March 2005 and 2006 and in the Company's acquisition of UCC in July 2005. Including warrants held by Mr. Myhre for the purchase of 650,000 shares of common stock, he owned as of the date of this Annual Report holdings representing 64% of the Company's shares (assuming exercise of his warrants).

Forward Looking Statements

Certain statements contained in this Report and other written and oral statements made from time to time by the Company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "should," "will," "forecast," and similar words or expression. These forward-looking statements are based upon the Company's current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and anticipated actions and the Company's future financial condition and results. The uncertainties and risks include, but are not limited to, general economic and business conditions; loss of significant customers; changes in levels of client advertising; the impact of competition; risks relating to acquisition activities; and the complexity of integrated computer systems. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. Shareholders and other readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statements.

BROADVIEW INSTITUTE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS	March 31, 2007	March 31, 2006 (Restated)
CURRENT ASSETS		
Cash and cash equivalents	$ 431,153	$ 331,903
Receivables, less allowance for doubtful accounts of $6,300 and $19,200, respectively	449,270	189,678
Inventory	218,607	221,254
Assets of discontinued operations	47,218	811,396
Other	28,305	52,645
TOTAL CURRENT ASSETS	1,174,553	1,606,876
PROPERTY AND EQUIPMENT, NET	1,403,350	1,335,153
DEPOSITS AND INVESTMENT	120,894	88,393
GOODWILL	622,016	622,016
	$ 3,320,813	$ 3,652,438
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current maturities of long-term-term debt	$ 143,855	$ 213,847
Accounts payable	312,708	285,313
Accrued expenses	113,027	100,913
Liabilities of discontinued operations	-	115,039
Deferred gain from sale of building	-	4,047
TOTAL CURRENT LIABILITIES	569,590	719,159
LONG-TERM DEBT, less current maturities	51,445	475,891
DEFERRED RENT	78,255	-
	699,290	1,195,050
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock Series B, par value $.01 per share; authorized 5,000,000 shares, 500,000 shares issued and outstanding	5,000	5,000
Common stock, par value $.01 per share; authorized 100,000,000 shares, 8,108,252 shares issued and outstanding	81,082	81,082
Additional paid-in capital	3,857,654	3,857,654
Accumulated deficit	(1,322,213)	(1,486,348)
	2,621,523	2,457,388
	$ 3,320,813	$ 3,652,438

See notes to consolidated financial statements.

BROADVIEW INSTITUTE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31, 2007	2006 (Restated)
REVENUES	$ 9,159,804	$ 8,087,489
OPERATING EXPENSES		
Educational services and facilities	5,613,228	4,487,634
Media production products and services sold	352,451	1,311,553
Selling, general and administrative	2,231,838	2,365,657
Acquisition costs	-	106,462
Total Operating Expenses	8,197,517	8,271,306
OPERATING INCOME (LOSS)	962,287	(183,817)
OTHER INCOME (EXPENSE)		
Interest expense	(60,496)	(88,293)
Interest income	31,399	-
Total Other Expense	(29,097)	(88,293)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	933,190	(272,110)
INCOME TAX BENEFIT	-	(45,946)
INCOME (LOSS) FROM CONTINUING OPERATIONS	933,190	(226,164)
LOSS FROM DISCONTINUED OPERATIONS	(769,055)	(259,341)
NET INCOME (LOSS)	$ 164,135	$ (485,505)
INCOME (LOSS) PER COMMON SHARE - BASIC		
Continuing operations	$ .11	$ (.03)
Discontinued operations	(.09)	(.04)
Net income (loss) per common - basic	$ .02	$ (.07)
INCOME (LOSS) PER COMMON SHARE – DILUTED		
Continuing operations	$ .11	$ (.03)
Discontinued operations	(.09)	(.04)
Net income (loss) per common – diluted	$ .02	$ (.07)

See notes to consolidated financial statements.

BROADVIEW INSTITUTE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock, Series B		Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
MARCH 31, 2005	500,000	$ 5,000	7,720,747	$ 77,207	$ 3,374,029	$ (1,000,843)	$ 2,455,393
Warrants exercised	-	-	370,000	3,700	483,800	-	487,500
Cashless warrants exercised	-	-	17,505	175	(175)	-	-
Net loss	-	-	-	-	-	(485,505)	(485,505)
MARCH 31, 2006	500,000	$ 5,000	8,108,252	$ 81,082	$ 3,857,654	$ (1,486,348)	$ 2,457,388
Net income	-	-	-	-	-	164,135	164,135
MARCH 31, 2007	500,000	$ 5,000	8,108,252	$ 81,082	$ 3,857,654	$ (1,322,213)	$ 2,621,523

See notes to consolidated financial statements.

BROADVIEW INSTITUTE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31, 2007	Years Ended March 31, 2006 (Restated)
OPERATING ACTIVITIES - CONTINUING OPERATIONS:		
Net income (loss)	$ 164,135	$ (485,505)
Loss from discontinued operations	769,055	259,341
Income (loss) from continuing operations	933,190	(226,164)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:		
Depreciation	303,436	251,102
Deferred gain from sale of building	(4,047)	(16,232)
Deferred rent	78,255	-
Changes in operating assets and liabilities:		
Receivables	(259,592)	71,239
Inventories	2,647	(43,687)
Other assets	93,544	337,231
Accounts payable and accrued liabilities	39,509	95,114
Net Cash Provided by Operating Activities - Continuing Operations	1,186,942	468,603
INVESTING ACTIVITIES - CONTINUING OPERATIONS:		
Purchases of property and equipment	(371,633)	(612,783)
Purchase of investment	-	(25,000)
Net Cash Used by Investing Activities - Continuing Operations	(371,633)	(637,783)
FINANCING ACTIVITIES - CONTINUING OPERATIONS:		
Payments on long-term and short-term debt	(596,143)	(426,078)
Proceeds from related party debt	-	150,000
Proceeds from stock options and warrants exercised	-	487,500
Net Cash Provided (Used) by Financing Activities - Continuing Operations	(596,143)	211,422
DISCONTINUED OPERATIONS:		
Net Cash Provided Used by Discontinued Operations - Operating Activities	(119,916)	(350,349)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	99,250	(308,107)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	331,903	640,010
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 431,153	$ 331,903

See notes to consolidated financial statements.

1. The Company and Summary of Significant Accounting Policies -

Description of Business

Broadview Institute, Inc. and subsidiaries (Company), formerly Broadview Media, Inc. is engaged in two business segments, Education and Media Production.

Education is conducted through a wholly owned subsidiary, C Square Educational Enterprises (d/b/a Utah Career College and hereafter referred to as UCC), which is incorporated in the State of Utah. UCC has campuses in West Jordan and Layton, Utah; the Layton Campus began operations in the fourth quarter of 2007. UCC is accredited to award diplomas, Bachelor of Science degrees, and Associate in Applied Science degrees by the Accrediting Commission for Career Schools and Colleges of Technology for various business and health science programs.

Media Production includes television shows and communication and educational products that are primarily video and audio based. The segment creates and produces television shows and communication products for cable networks, corporations, associations, and large publishers and provides production and post production services for independent production companies.

Basis of Presentation

The Company's March 31, 2006 consolidated financial statements have been restated to reflect the Company's Chicago Media Production division as a discontinued operation (Note 3). The operations and cash flows of this division have been eliminated from continuing operations in these consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Broadview Institute, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions were eliminated in consolidation.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts. Significant management estimates relate to the determination of the percentage of completion on contracts in progress, the valuation allowance for deferred income tax assets, the allowance for doubtful receivables, and the carrying value of goodwill.

Revenue Recognition

For Education, tuition, lab fees, and related course materials revenues are recognized when earned as the course progresses. Receivables represent unpaid tuition revenue at the end of the reporting period. Part of the revenue reported by UCC is revenue that relates to funds received from Title IV funds for students' financial aid as well as funds received from other financial aid sources, including Myhre Investments, LLC, an entity owned by our largest shareholder, Chairman and Chief Executive Officer (Mr. Myhre). Myhre Investments, LLC had $839,480 and $327,377 in loans outstanding to UCC students at March 31, 2007 and 2006, respectively.

(Continued)

1. The Company and Summary of Significant Accounting Policies – (continued)

Revenue Recognition

For Media Production, revenue on long-term contracts is recognized on the percentage of completion method of accounting, utilizing measurements of progress towards completion for work performed. Progress is generally based on physical progress of the various components in a production contract budget. There are inherent uncertainties in estimating progress and percentage completed. Management considers production progress to be the best measure of revenue earned on its contracts. As of March 31, 2007, there are no long-term contracts in process. Revenues on other Media Production activities are recognized upon completion of the individual projects.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, consisting of cash, receivables, long-term debt and short-term debt, accounts payable and accrued expenses, approximate their fair values.

Cash and Cash Equivalents

All highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Cash accounts are maintained primarily at two financial institutions. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

U.S. Department of Education regulations require Title IV program funds received by the Company in excess of the tuition and fees owed by the relevant students at that time to be, with these students' permission, maintained and classified as restricted until the students are billed for the portion of their education program related to those funds. Funds transferred through electronic funds transfer programs are held in a separate cash account and released when certain conditions are satisfied. These restrictions have not significantly affected the Company's ability to fund daily operations. Cash in the amount of $0 and $24,567 was held in restricted bank accounts at March 31, 2007 and 2006, respectively.

Receivables

Receivables consist of trade receivables for Media Production and from student receivables for Education.

The Company's allowance for doubtful accounts includes specific identification of estimated uncollectible accounts based on aging and subsequent collection activity. Customer invoices beyond contractual due dates are identified and written off against the allowance only after collection efforts are exhausted. The Company does not require receivables to be collateralized.

The Company also grants credit to students in the normal course of business, but generally does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations. The Company maintains allowances for potential credit losses which, when realized, have generally been within management expectations.

Inventory

Inventory consists primarily of textbooks, educational materials on electronic media, electronic kits and supplies and is stated at the lower of cost or market, based on the first-in, first-out method.

(Continued)

1. The Company and Summary of Significant Accounting Policies – (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of an asset. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. Management assigns useful lives to property and equipment generally as follows:

Leasehold improvements	2 - 17 years
Furniture and equipment	3 - 10 years

Goodwill

Goodwill represents the excess purchase price over the appraised value of the portion of identifiable assets not under common control that were acquired from UCC. Goodwill is not amortized but is reviewed annually for impairment. The Company does not believe goodwill is impaired at March 31, 2007.

Stock – Based Compensation

Prior to January 1, 2006, the Company accounted for its stock-based employee compensation plan in accordance with the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," Under the intrinsic value method of accounting of APB No. 25, no compensation expense was recognized in the Company's consolidated statement of operations when the exercise price of the Company's employee/director stock option grants equaled or exceeded the market price of the underlying common stock on the date of grant, and the measurement date of the option or warrant grant was certain. The measurement date was certain when the date of grant was fixed and determinable. Compensation cost for employee/director stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount that the employee/director was required to pay for the stock. No compensation expense was recognized during the nine months ended December 31, 2005. Options issued to non-employees were accounted for as required by Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." In addition, the pro forma disclosures required by SFAS No. 123 for companies accounting for stock-based compensation plans in accordance with APB No. 25 have been included in the consolidated financial statements in prior periods.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment" using the modified prospective application method and the interpretations in SEC Staff Accounting Bulletin No. 107, "Share-Based Payment." Among other items, SFAS No. 123(R) eliminates the use of APB No. 25 and the intrinsic value method of accounting for stock-based compensation, and requires companies to recognize the cost of employee/director services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements.

(Continued)

1. The Company and Summary of Significant Accounting Policies – (continued)

Under the modified prospective application method, awards that are granted or modified after the date of adoption of SFAS 123(R) are measured and accounted for in accordance with SFAS No. 123(R). Compensation cost for awards granted prior to, but not vested, as of the date SFAS No. 123(R) was adopted are based on the grant date attributes similar to those originally used to value those awards for the pro forma purposes under SFAS No.123. No share-based compensation expense is reflected in the consolidated statement of operations for the year ended March 31, 2007. At March 31, 2007 and 2006, there were no options outstanding and none were granted, vested or forfeited during the years then ended.

Results for the nine months ended December 31, 2005 have not been restated. If the Company recognized stock option compensation based on fair value at date of grant, consistent with the methods prescribed in SFAS No. 123, there would have been no change to the net loss or loss per common share for that period.

Advertising Costs

Advertising costs are expensed as incurred. The Company's advertising expense was $1,176,783 and $1,106,087 for 2007 and 2006, respectively.

Income (Loss) Per Common Share
Basic income (loss) per common share (EPS) is calculated using the income (loss) available to common stockholders divided by the weighted average number of common shares outstanding during the year. Diluted EPS income (loss) per common share, in addition to the weighted average number of common shares outstanding determined for basic income (loss) per common share, includes potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Potentially dilutive instruments include warrants and preferred stock.

The basic and diluted income (loss) available to common stockholders was computed as follows:

	Years Ended March 31	
	2007	2006
Basic -		
Net income (loss)	$ 164,135	$ (485,505)
Less cumulative dividends	(30,000)	(30,000)
Net income (loss) available to common stockholders	$ 134,135	$ (515,505)
Diluted -		
Net income	$ 164,135	$ (485,505)
Less cumulative dividends	-	(30,000)
Net income (loss) available to common stockholders	$ 164,135	$ (515,505)

The outstanding shares used for the diluted net income per common share were computed as follows:

	Years Ended March 31	
	2007	2006
Weighted average shares outstanding	7,747,947	8,108,252
Incremental shares from assumed exercise or conversion of dilutive instruments:		
Warrants	-	268,328
Preferred stock	-	500,000
Weighted average shares outstanding - diluted	7,747,942	8,876,580

(Continued)

1. The Company and Summary of Significant Accounting Policies – (continued)

Warrants to acquire 700,000 shares of common stock and preferred stock convertible into 500,000 shares of common stock were excluded from the March 31, 2006 diluted EPS calculation as their inclusion would be antidilutive.

Recently Issued Accounting Standard

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, this interpretation provides guidance on the de-recognition and classification of a tax position reflected within the financial statements and the recognition of interest and penalties, in interim and annual periods, FIN 48 is effective for the Company on April 1, 2007. We do not believe the adoption of FIN 48 will have a material impact on the Company's consolidated financial statements.

2. Business Acquisition

On July 1, 2005, Broadview Institute, Inc. completed the acquisition of UCC. Broadview Institute issued 5,000,000 common shares in exchange for all of the outstanding shares of UCC. The value of the common shares issued was based on third party valuations and management's estimates at $2,950,000 or $0.59 per share.

The acquisition was accounted for as a merger of an entity under common control since Mr. Myhre had controlling interest in both companies.

The purchase price was allocated to the assets acquired and liabilities assumed as follows:

Cash and cash equivalents	$ 712,052
Receivables	208,833
Inventory	191,307
Other assets	23,487
Property and equipment	519,896
Goodwill	572,088
Accounts payable	(401,414)
Student credit balances	(130,534)
Net amount recorded for non-common control interests	1,695,715
Excess purchase price attributable to interest under common control, not recorded	1,254,285
Purchase price	$ 2,950,000

In addition to the $572,088 of purchased goodwill, $49,928 of acquisition costs were also capitalized.

(continued)

2. Business Acquisition – (continued)

Revenues and net income for each of the separate companies prior to the merger were as follows:

	Three Months Ended June 30, 2005
Revenues	
Broadview Institute	$ 708,032
UCC	1,637,014
Combined Revenues	$ 2,345,046
Net Income (Loss)	
Broadview Institute	$ (397,589)
UCC	2,216
Combined Net Loss	$ (395,373)

The principal reason for the acquisition was that the Company has underutilized production facilities and these facilities could be used for teaching students of post-secondary schools and further facilitate the Company's transition into the education market.

3. Discontinued Operation -

In November 2006, the Company decided to close its Chicago division. The Chicago division represented a component of the Company's Media Production segment, had discrete financial information, and was regularly reviewed by the Company's management. The operations and cash flows of this division have been eliminated from the ongoing operations of the Company and the Company has no significant continuing involvement with the former operations of this division. The closing of the Chicago facility is part of the Company's transition and plan to refocus the Company on its Education business. The Company has relocated the equipment used in its Chicago facility to its Minneapolis facility. In March 2007, the Company entered into an agreement with the Chicago landlord related to the remaining term of the Chicago facility lease. The Company made a one-time payment of $275,000 and forfeited a rent deposit of approximately $35,000 for total consideration of $310,000 to terminate the lease. In the third quarter ended December 31, 2006, the Company had accrued $300,000 for the estimated lease termination costs. The Company has been released from any and all obligations under the lease.

The Company used reasonable judgment combined with quantitative analysis in determining the amounts of assets, liabilities, revenues and expenses that would be allocated between continuing operations and discontinued operations.

(continued)

3. Discontinued Operation – (continued)

Discontinued operations assets and liabilities and income statement information include the following:

	Years Ended March 31, 2007	Years Ended March 31, 2006
Discontinued Operations - Assets		
Cash	$ -	$ 3,000
Receivables, net	47,218	230,930
Estimated revenues in excess of billings on uncompleted contracts	-	538,634
Deposits and other assets	-	38,832
Total Discontinued Operations – Assets	$ 47,218	$ 811,396
Discontinued Operations – Liabilities		
Accounts payable	$ -	$ 55,574
Other accrued expenses	-	59,465
Total Discontinued Operations – Liabilities	$ -	$ 115,039

	Years Ended March 31, 2007	Years Ended March 31, 2006
Discontinued Operations – Income Statement Information		
Revenue	$ 686,896	$ 1,819,749
Loss before gain on sale of property and equipment	$ 818,173	$ 259,341
Gain on sale of property and equipment	(49,118)	-
Loss from Discontinued Operations	$ 769,055	$ 259,341

4. Business Segments –

Segment operating information for the years ended March 31, 2007 and 2006 and total assets as of March 31, 2007 and 2006 is as follows:

	Years Ended March 31, 2007	Years Ended March 31, 2006 (Restated)
Revenues		
Education	$ 8,717,468	$ 6,645,600
Media Production	442,336	1,441,889
Consolidated Revenues	$ 9,159,804	$ 8,087,489
Operating Income (Loss)		
Education	$ 1,256,556	$ 578,531
Media Production	(294,269)	(762,348)
Consolidated Operating Income (Loss)	$ 962,287	$ (183,817)
Depreciation Expense		
Education	$ 143,118	$ 82,135
Media Production	160,318	168,967
Total Depreciation Expense	$ 303,436	$ 251,102
Interest Expense		
Education	$ -	$ -
Media Production	60,496	88,293
Total Interest Expense	$ 60,496	$ 88,293
Assets		
Education	$ 1,996,868	$ 2,059,015
Media Production	1,276,727	782,027
Discontinued operations	47,218	811,396
Total Assets	$ 3,320,813	$ 3,652,438

5. Property and Equipment -

Property and equipment consisted of the following:

	Years Ended March 31, 2007	Years Ended March 31, 2006
Furniture and equipment	$ 6,193,485	$ 5,817,893
Leasehold improvements	805,052	825,330
Construction in progress	-	48,773
	6,998,537	6,691,996
Less accumulated depreciation	5,595,187	5,356,843
	$ 1,403,350	$ 1,335,153

6. Investment –

In July 2005, the Company invested $25,000 in a limited partnership that produces training videos, primarily for the restaurant industry. In return, the Company received limited partnership units and will receive a royalty on products sold by the limited partnership. The investment is accounted for using the cost method.

7. Financing Facilities –

In December 2003, the Company and Mr. Myhre, as co-borrowers, obtained from a bank a $500,000 note and a $300,000 line of credit. The note required monthly payments of $7,137 in principal and interest at the bank's prime ratio (8.25% and 7.78% at March 31, 2007 and 2006, respectively) plus 2 percent, with the remaining balance due at expiration. Both the note and line of credit were paid in full on March 27, 2007. On March 27, 2007, the Company obtained a new $300,000 line of credit from a bank (New Line), which was guaranteed by Mr. Myhre. Borrowing under the New Line are at the bank's prime rate, are collateralized by all the Company's assets and are due July 31, 2008. The New Line requires the Company to comply with certain covenants, and contains certain restrictions that prohibit Mr. Myhre from personally borrowing funds under these facilities. At March 31, 2007 and 2006, there was no outstanding balance on these agreements.

The Company had a $1,000,000 unsecured line of credit with Mr. Myhre at an annual interest rate of 5.5% which expired December 31, 2006. On June 28, 2006, the Company reduced the line to $500,000 and extended the term through April 30, 2007; the line of credit is now expired. As of March 31, 2007 and 2006, there were no outstanding borrowings under this line of credit. During 2006, Mr. Myhre advanced $150,000, which was repaid during the same year. Interest expense on this line of credit was $1,592 for 2006.

Additionally, in 2006, the Company borrowed $150,000 from another Company officer, which was repaid in the same year. Interest expense on this loan was $1,740 in 2006.

In September 2005, the Company acquired equipment totaling $289,090 under a capital lease. The capital lease requires a monthly payment of $9,280 and expires August 1, 2008. In November 2004, the Company acquired equipment totaling $181,152 under a capital lease. The capital lease requires a monthly payment of $ 5,697 and expires October 1, 2007.

Long-term debt consists of the following:

	March 31, 2007	March 31, 2006
Bank term note	$ -	$ 336,648
Capital lease obligations at implicit rates ranging from 8% to 9%, payable in monthly installments ranging from $348 to $9,280, terminating through November 2009.	195,300	353,090
	195,300	689,738
Less current maturities of long-term debt	143,855	213,847
	$ 51,445	$ 475,891

(Continued)

7. Financing Facilities – (continued)

Future maturities of long-term debt are as follows:

Year Ending March 31,	Amount
2008	$ 143,855
2009	49,082
2010	2,363
	$ 195,300

The cost of equipment acquired under capital leases was $486,750 and the accumulated amortization was $186,531 and $89,181 at March 31, 2007 and 2006, respectively. Amortization of equipment under capital leases is included in depreciation expense.

8. Income Taxes –

Reconciliations between the income tax provision (benefit) computed at the federal statutory rate and the income tax provision (benefit) for the consolidated statements of operations are as follows:

	Years Ended March 31,	
	2007	2006
Income tax at federal statutory rate	$ 56,000	$ (181,000)
Valuation allowance	(88,000)	212,000
State income tax, net of federal tax effect	11,000	(37,000)
Nondeductible expenses	1,000	1,000
Increase in estimated tax refund receivable for UCC	-	(47,246)
Other	20,000	6,300
	$ -	$ (45,946)

Temporary differences that give rise to the net deferred tax assets and liabilities are as follows:

	March 31,	
	2007	2006
Current deferred tax assets:		
Allowance for doubtful accounts	$ 10,000	$ 11,000
Accrued expenses	20,000	20,000
Deferred gain on sale of building	-	2,000
	30,000	33,000
Noncurrent deferred tax assets:		
Deferred rent, net operating loss carryforwards and alternative minimum tax credit	1,998,000	2,049,000
Depreciation	2,000	36,000
Deferred gain on sale of building	-	-
	2,000,000	2,085,000
Total deferred tax assets	2,030,000	2,118,000
Less valuation allowance	2,030,000	2,118,000
	$ -	$ -

(Continued)

8. Income Taxes – (continued)

At March 31, 2007, the Company has net operating loss carryforwards of approximately $4,300,000 available to offset future taxable income. Internal Revenue Code Section 382 ("Section 382") limits the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. The Company believes that the ownership changes of the Company within the recent years trigger the application of Section 382 limitations. Due to the uncertainty of realization of the net operating loss carry forwards, the Company has fully reserved the related deferred tax benefit. The loss carryforwards expire from 2014 through 2027. The Company also has an alternative minimum tax credit carryover of $234,000 which does not expire. The Company used approximately $116,000 of net operating loss carryforwards to reduce its taxable income for the year ended March 31, 2007. The Company decreased its valuation allowance by $88,000 during 2007 and increased its valuation allowance by $212,000 during 2006. Management reviews the estimate of this valuation allowance on a quarterly basis.

The income tax provision (benefit) consists primarily of current federal income taxes. State income tax effects are not separately disclosed as they are deemed immaterial.

9. Stockholders' Equity –

Series A Preferred Stock

The Company designated 100,000 shares of its preferred stock as Series A, cumulative, voting preferred stock with a per share par value of $.01 and a per share liquidation value equal to the greater of $100 or 100 times the per share liquidation value of common stock. Each share of Series A preferred stock has voting rights equal to 100 shares of common stock. Upon issuance, the Series A preferred stock bears a cumulative quarterly dividend equal to the greater of $1.00 or 100 times the amount of any quarterly declared dividend on common stock. No shares of Series A preferred stock are issued.

Series B Preferred Stock

On March 30, 2005, the Company issued 500,000 shares of preferred stock, with a per share par value of $.01, to Mr. Myhre for $625,000. Each share of Series B preferred stock is entitled to the same voting rights as common stock and bears a cumulative annual dividend of $.06 per share and has liquidation rights over common stock at $1.25 per share plus any cumulative dividends. Each Series B preferred share is convertible into one share of common stock at any time. Detachable warrants for 1,000,000 shares of common stock with an exercise price of $1.25 per share and having a 10-year term and appraised value of approximately $.20 per warrant were included with the issuance. At March 31, 2007, 700,000 shares of common stock remain reserved for conversion of the detachable warrants. At March 31, 2007, cumulative preferred stock dividends in arrears were $60,000.

Stock Options

The Company has a stock option plan that includes incentive stock options for employees and nonqualified stock options for outside directors, employees, and nonemployees. The terms of the incentive and nonqualified stock options are substantially the same. The plan provides for the issuance of the Company's common stock at not less than fair market value at the date of grant. The Company authorized 1,000,000 shares for the plan. All stock option grants are reviewed and approved by the Board of Directors or its Compensation Committee. There was no stock options granted, exercised on expired during the year ended March 31, 2007 and no options were outstanding as of March 31, 2007 or 2006.

(Continued)

9. Stockholders' Equity – (continued)

Warrants

A summary of the Company's warrants is as follows:

	Warrants Outstanding	Weighted-Average Exercise Price
March 31, 2005	1,145,000	$ 1.35
Exercised	(370,000)	1.32
Cashless exercises	(17,505)	2.50
Cancelled	(57,495)	2.50
March 31, 2006 and 2007	700,000	1.25

During 2006, Mr. Myhre exercised 350,000 common stock purchase warrants at an exercise price of $1.25 per share, or a total of $437,500.

All warrants outstanding at March 31, 2007 are exercisable at $1.25 of which 50,000 shares expire on April 30, 2007 and 650,000 expire on March 30, 2015.

Fair Value Assumptions

The fair value of warrants issued in 2005 was estimated at grant-date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Risk-free interest rate	4.6%
Expected life-years	10
Expected volatility	80.0%
Expected dividend rate	0.0%

Shareholder Rights Plan

In July 1998, the Board of Directors adopted a Shareholder Protection Rights Plan (Plan) declaring a dividend of one right for each share of the Company's common stock outstanding on August 14, 1998. The rights entitle the holder to purchase stock having a market value equal to twice the exercise price. The rights may be exercised (except by the acquirer of 15% or more of the Company's common stock) at a time specified by the Board of Directors after a person or group has acquired, or announced and intends to acquire, 15% or more of the Company's stock. If more than 15% is acquired, but not more than 50%, of the Company's common stock, the Board may elect to exchange common stock for the preferred stock rights in accordance with a formula specified in the Plan. The rights are redeemable at $.001 per right until becoming exercisable and have a term of 10 years unless redeemed earlier or extended by the Company.

10. Operating Leases -

The Company leases one building in Minneapolis, Minnesota, one in Layton, Utah and two in West Jordan, Utah. All leases provide for additional rent based on shared operating expenses.

Approximate future minimum rent commitments are as follows:

Year Ending March 31,	Amount
2008	$ 990,300
2009	996,700
2010	1,003,100
2011	1,021,900
2012	1,042,500
Thereafter	6,635,000
	$ 11,689,500

The Company also rents various types of production equipment on a month-to-month basis. Total rental expense for facilities and equipment was approximately $1,086,000 and $887,000 for 2007 and 2006, respectively.

11. Strategic Relationship with Related Party

In May 2004, the Company entered into a strategic relationship with the Minnesota School of Business (MSB), a company owned by Mr. Myhre, to offer digital video courses at one of the Company's Minneapolis facilities. The Company provides equipment, facilities and technicians for technical support to allow MSB to offer digital, video-based courses. The terms of the relationship include a quarterly charge per student. In addition, the Company produces promotional and training videos for MSB. Revenue in 2007 and 2006, from MSB was $187,000 and $92,000, respectively. Revenues were billed at rates consistent with similar independent customers. The Company also utilizes administrative, accounting and consulting services provided by MSB. In 2007 and 2006, expenses for services from MSB were $240,000 in each year. The Company had prepaid management fees to MSB and other receivables from MSB of $22,320 at March 31, 2006 which is included in other current assets.

In March 2007, UCC entered into a lease agreement with Myhre Holdings-Utah, LLC, an entity wholly owned by Mr. Myhre. Under the agreement the Company leases a 31,200 square foot building located at 869 West Hillfield Road in Layton, Utah for our Layton campus. The lease is for an initial period of ten years with two additional five year renewal options. The agreement is a "triple net" lease with a monthly base rent of $32,500 and an initial security deposit of $32,500. Broadview Institute, Inc. guaranteed the UCC lease. Terms of the lease were based on an evaluation by an independent commercial appraiser. The Layton campus opened in January 2007 and had been operating under an interim rental agreement with the same terms as noted above. Rent expense for the Layton campus was $97,500 for the year ended March 31, 2007.

(Continued)

12. Concentrations -

Customers with Media Production revenues in excess of 10 percent were as follows:

	Years Ended March 31,	
	2007	2006
MSB	42%	*%
A	14	*
B	11	*
C	*	43
D	*	20

* did not exceed 10 percent.

Included in receivables at March 31, 2007, is $50,000 owed from MSB.

Education receives substantial revenue from Title IV programs administered through the U.S. Department of Education. Any change in the eligibility status of UCC to administer these programs would significantly affect Education's operations.

Under a provision of the Higher Education Act of 1965, as amended, commonly referred to as the "90/10 Rule," UCC will cease to be eligible to participate in Title IV programs if, on a cash accounting basis, more than 90% of its eligible cash receipts for the fiscal year was derived from Title IV programs, as prescribed in the Federal Register at 34 CFR 600.5(d). Any school that violates the 90/10 Rule immediately becomes ineligible to participate in Title IV programs and is unable to apply to regain eligibility until the following fiscal year. For the year ended March 31, 2007, UCC received $5,553,334 of Title IV funds and total eligible cash receipts of $8,433,266 resulting in a percentage of 66%. For the year ended March 31, 2006, UCC received $4,988,021 of Title IV funds and total eligible cash receipts of $6,615,470 resulting in a percentage of 75%.

13. Employee Benefit Plans -

401(k) Savings Plan

The Company maintains 401(k) employee benefit plans covering substantially all of its employees. The Company contributes to the plans an amount equal to 50% of an employee's contribution up to a maximum Company contribution of 2.0% of an employee's eligible compensation. The Company contributed approximately $23,000 and $32,000 to the plans for 2007 and 2006, respectively.

Self-Insured Health Plan

The Company participates in a self-insured health plan sponsored by the Company, MSB and related companies. The plan includes insured individual and aggregate annual loss limitations.

14. Supplementary Disclosures of Cash Flow Information -

	Years Ended March 31, 2007	2006
Cash paid for interest	$ 60,496	$ 86,558
Cash paid for income taxes	1,100	9,963
Noncash investing and financing activities:		
Prepaid insurance paid by short-term debt	101,705	108,767
Write-off fully depreciated property and equipment, no longer utilized	-	758,166
Equipment purchased with capital lease obligations	-	289,090
Cashless warrants exercised	-	175
Common stock issued to acquire UCC	-	1,695,715

Lurie Besikof Lapidus
& Company, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Broadview Institute, Inc. and Subsidiaries
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Broadview Institute, Inc. (formerly Broadview Media, Inc.) and Subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadview Institute, Inc. and Subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

June 13, 2007

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

BROADVIEW INSTITUTE, INC.
4455 West 77th Street
Minneapolis, Minnesota 55435
(952)-835-4455

SUBSIDIARY
C Square Educational Enterprises
d/b/a Utah Career College
1902 W. 7800 S
West Jordan, UT 84088
(801) 304-4224

869 West Hillfield Road
Layton, UT 84041
(801)-660-6000

BOARD OF DIRECTORS

Robert Kramarczuk
Director, MMA/MBA Programs
Hamline University

Norman Winer
CEO
National Benefits Group, Inc.

Terry Myhre
President and Owner
Minnesota School of Business and
Globe College

Richard Letsche
Retired Partner
McGladrey & Pullen, LLP

Laurence Zipkin
CEO
Apex Capital

Tom Tucker
Vice President and Co-Owner
Institute of Production and Recording

OFFICERS
Terry Myhre Chairman and CEO
Larry Zipkin COO
H. Michael Blair CFO

LEGAL COUNSEL
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402-1425

REGISTRAR AND TRANSFER AGENT
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038

CERTIFIED PUBLIC ACCOUNTANTS
Lurie Besikof Lapidus & Company, LLP
2501 Wayzata Boulevard
Minneapolis, Minnesota 55405

AVAILABILITY OF FORM 10-KSB
Shareholders may obtain a copy of the Form 10-KSB Annual Report filed with the Securities and Exchange Commission for fiscal 2007 by writing the Company's Corporate Office at 4455 West 77th Street, Minneapolis, MN 55435

ANNUAL MEETING
The 2007 Annual Meeting of Shareholders will be held at Globe University, 8089 Globe Drive, Woodbury, MN on Wednesday, July 11th, 2007 at 1:00 p.m.

END